STONE ENERGY CORPORATION

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

VIA EDGAR

February 24, 2017

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Parhaum J. Hamidi

Re:	Stone Energy Corporation
Form T-3 (File No. 022-29034)

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 (File No. 022-29034) (as amended, the “Form T-3”) of Stone Energy Corporation (the “Company”), initially filed on November 17, 2016 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the indenture governing the Company’s new 7.500% Senior Secured Notes due 2022.

On February 24, 2017, the Company filed Amendment No. 4 to the above referenced Form T-3. In accordance with Section 307(c) of the Act, we hereby respectfully request the acceleration of the effectiveness of the above referenced Form T-3 so that it may become effective at or prior to 3:00 p.m. (Eastern time) on February 27, 2017 or as soon as reasonably practicable thereafter.

In connection with the filing of the Form T-3, the Company hereby acknowledges that:

•	should the Commission or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John M. Greer of Latham & Watkins LLP at (713) 546-7472 to confirm the effectiveness of the Form T-3.

STONE ENERGY CORPORATION

By:	/s/ Kenneth H. Beer
	Name:	Kenneth H. Beer
	Title:	Executive Vice President and Chief Financial Officer